UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____ to ____

Commission file number 1-14323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Enterprise Products Company Employee Unit Purchase Plan 2727 North Loop West Houston, TX 77008

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Products Partners L.P. 2727 North Loop West Houston, TX 77008

Enterprise Products Company
Employee Unit Purchase Plan

Financial Statements As of December 31, 2003 and 2002
and for the Year Ended December 31, 2003 and the
Period From April 1, 2002 (Date of Inception) to
December 31, 2002 and Independent Auditors’ Report

ENTERPRISE PRODUCTS COMPANY
EMPLOYEE UNIT PURCHASE PLAN
TABLE OF CONTENTS

Page No.

Independent Auditors’ Report	1

Financial Statements:

Statements of Financial Condition as of December 31, 2003 and 2002	2

Statements of Changes in Plan Equity for the Year Ended December 31, 2003 and for the period from April 1, 2002 (date of inception) to December 31, 2002	3

Notes to Financial Statements	4

Signatures page	6

Index to Exhibits	7

Exhibit 23.1 - Consent of Independent Auditors	8

Schedules I, II, and III are not applicable.

INDEPENDENT AUDITORS’ REPORT

Enterprise Products Company
        Employee Unit Purchase Plan:

We have audited the accompanying statements of financial condition of the Enterprise Products Company Employee Unit Purchase Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in Plan equity for the year ended December 31, 2003 and the period from April 1, 2002 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2003 and 2002, and the changes in Plan equity for the year ended December 31, 2003 and the period from April 1, 2002 (date of inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas
March 8, 2004

ENTERPRISE PRODUCTS COMPANY
EMPLOYEE UNIT PURCHASE PLAN

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 AND 2002

	December 31,
	2003	2002
Assets
Employer deposits	$7,868	$11,022
Participants’ deposits	70,810	99,194

Total Assets	$78,678	$110,216

Liabilities and Plan Equity
Payable to Custodian	$78,678	$110,216
Plan Equity	-	-

Total Liabilities and Plan Equity	$78,678	$110,216

See notes to financial statements.

ENTERPRISE PRODUCTS COMPANY
EMPLOYEE UNIT PURCHASE PLAN

STATEMENT OF CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003 AND
THE PERIOD FROM APRIL 1, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002

Plan Equity, April 1, 2002	$-
Plan deposits:
Deposits from EPCO	99,103
Deposits from participants	891,869

Total Plan deposits	990,972
Plan deposits transferred (or transferable) to participant accounts	(990,972)

Plan Equity, December 31, 2002	-
Plan deposits:
Deposits from EPCO	190,265
Deposits from participants	1,711,886
Deposits related to EPD distribution reinvestment plan	26,046

Total Plan deposits	1,928,197
Plan deposits transferred (or transferable) to participant accounts	(1,928,197)

Plan Equity, December 31, 2003	$-

See notes to financial statements.

ENTERPRISE PRODUCTS COMPANY
EMPLOYEE UNIT PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

        The following description of the Enterprise Products Company Employee Unit Purchase Plan (the “Plan”) provides only general information and the Plan document should be referred to for a more complete description of the Plan’s provisions.

        In February 2002, Enterprise Products Company (“EPCO”) established the Plan to provide eligible employees of EPCO and its affiliates with an opportunity to purchase common units of Enterprise Products Partners L.P. (“EPD”), at a 10% discount from market prices through accumulated payroll deductions. EPCO contributes an amount on behalf of each participant equal to the 10% discount. Implemented in April 2002, the Plan was amended in July and November 2003. The Plan, as amended, is available to full-time employees whose regularly scheduled work week is at least 30 hours per week and who have been continuously employed for at least three months, subject to certain limitations for employees covered under collective bargaining agreements, temporary, project or leased employees and non-resident aliens. The Plan is a non-qualified contributory plan administered by a committee appointed by EPCO (the “Committee”).

        Employees who work at EPCO’s Houston, Texas headquarters, or who are officers with a title of Vice President or higher, wherever located, are “restricted participants.” These participants may not engage in certain transactions under the Plan during specified blackout periods established by the Committee. The blackout periods are related to the timing of EPD’s public announcement of its quarterly financial results and any other special period established by the Committee that relates to a pending EPD transaction or other event or circumstance involving material non-public information regarding EPD. The Committee may change the blackout periods at its discretion.

        Each eligible employee (or “participant”) who elects to acquire EPD common units through the Plan may direct EPCO to withhold, on an after-tax basis, an amount ranging from 1 to 10% of eligible compensation for the purchase of common units in the form of voluntary payroll deductions. The Plan was amended in July 2003 to allow participants the option to enroll in EPD’s distribution reinvestment plan (the “DRP”).

        The employee contributions, together with the 10% discount amount contributed by EPCO, are remitted to the Plan’s custodian two times per month. The Plan’s custodian and record keeper is Wachovia Bank, National Association (“Wachovia”). After transfer to the custodian, all employee payroll deductions and the 10% discount paid by EPCO (collectively, the “Deposits”) are invested in an interest-bearing fund specified by the Committee, currently the Evergreen Institutional Money Market Fund – Institutional Shares. All Deposits, together with any interest and dividends earned and paid on the transferred amounts while in possession of the custodian, will be used to purchase EPD common units. Initially, common units were purchased for participants by the custodian on a monthly basis. In November 2003, the Plan was amended to state that purchases would only be made on a quarterly basis during the months of February, May, August and November.

        The custodian can purchase common units from EPD, EPCO, any other person, or on the open market at the Committee’s sole discretion. The Committee currently intends for all common units to be purchased from EPD. The price of common units purchased directly from EPD will be the average of the daily closing price on the New York Stock Exchange – Composite Transactions listing as reported by Bloomberg (or other nationally recognized source as determined by the custodian) on each trading day of the three months immediately prior to the month of purchase. If common units are purchased in the open market, the price will be the weighted-average of the actual market prices at which common units are purchased.

The custodian establishes a separate bookkeeping account for each participant at Wachovia. These accounts reflect the balance of each participant’s contributions and related employer 10% discount contributions, interest and dividends earned and paid on cash balances of the account, number of common units purchased, proceeds from the sale of common units and transfers of common units. Common units purchased by Wachovia for each participant’s account are currently subject to a mandatory four-month holding period, unless the participant dies, becomes disabled and is placed on inactive status, or ceases to be an employee on or after reaching age 60.

        EPCO pays brokerage fees for the purchase, but not the sale, of common units and all other costs and expenses of administering the Plan. Participants are responsible for brokerage fees and other charges incurred in connection with the sale of units.

2.  SUMMARY OF ACCOUNTING POLICIES

        Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

        Use of Estimates – The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

3.  PAYABLE TO CUSTODIAN

        As of December 31, 2003 and 2002, the Plan was obligated to transfer $78,678 and $110,216 to the custodian on behalf of participants, respectively. This liability is reflected in the accompanying statement of financial condition as Payable to Custodian. All funds in connection with this obligation at December 31, 2003 and 2002 were transferred to the custodian and allocated to the appropriate participants’ accounts at Wachovia in January 2004 and 2003, respectively.

4.  PLAN TERMINATION

        EPCO reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, all amounts held by the custodian on account for the participants shall be returned to the participants.

5.  INCOME TAX STATUS

        The Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and does not qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code of 1986, as amended. Participants are responsible for applicable federal, state and local taxes; therefore, no provision for income taxes is included in the accompanying financial statements.

6. INVESTMENT RISK

        The Plan provides for investment in EPD common units, which are limited partnership interests.  These units, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with investment units, it is reasonably possible that changes in the values of the partnership units will occur in the near term.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee who administer the Enterprise Products Company Employee Unit Purchase Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENTERPRISE PRODUCTS COMPANY EMPLOYEE UNIT PURCHASE PLAN

Date: March 22, 2004
By:	/s/ Richard H. Bachmann
Name:	Richard H. Bachmann
Title:	Committee Member

By:	/s/ Michael A. Creel
Name:	Michael A. Creel
Title:	Committee Member

By:	/s/ W. Randall Fowler
Name:	W. Randall Fowler
Title:	Committee Member

By:	/s/ William D. Heggie
Name:	William D. Heggie
Title:	Committee Member

By:	/s/ John L. Tomerlin
Name:	John L. Tomerlin
Title:	Committee Member

INDEX TO EXHIBITS

Exhibit No.	Exhibit

23.1	Consent of Deloitte & Touche LLP